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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

CHART INDUSTRIES, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
16115Q 30 8
(CUSIP Number)
Anne E. Gold
First Reserve Corporation
One Lafayette Place
Greenwich, Connecticut 06830
(203) 625-2536
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 25, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	16115Q 30 8

1	NAMES OF REPORTING PERSONS: First Reserve GP X, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
84-2133571

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,384,212

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

12,384,212

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,384,212

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

48.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

*Calculated in the manner set forth in Item 5.

CUSIP No.	16115Q 30 8

1	NAMES OF REPORTING PERSONS: First Reserve GP X, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
56-2416968

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,384,212

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

12,384,212

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,384,212

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

48.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

*Calculated in the manner set forth in Item 5.

CUSIP No.	16115Q 30 8

1	NAMES OF REPORTING PERSONS: First Reserve Fund X, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
51-0490000

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,384,212

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

12,384,212

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,384,212

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

48.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

*Calculated in the manner set forth in Item 5.

CUSIP No.	16115Q 30 8

1	NAMES OF REPORTING PERSONS: FR X Chart Holdings, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
20-3232381

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,376,214

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

12,376,214

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,376,214

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

48.4%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

00

*Calculated in the manner set forth in Item 5.

Item 1. Security and Issuer
     This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Chart Industries, Inc., a Delaware corporation (the “Issuer”). The Issuer has its principal executive offices at One Infinity Corporate Centre Drive, Suite 300, Garfield Heights, Ohio, 44125.
     All figures relating to Common Stock referenced in this Schedule 13D reflect the 4.6263-for-one stock split the Issuer effected prior to the consummation of its initial public offering in July, 2006.
Item 2. Identity and Background
     This Schedule 13D is being filed jointly by First Reserve GP X, Inc. (“First Reserve”), First Reserve GP X, L.P. (“GP X”), First Reserve Fund X, L.P. (“Fund X”, and collectively with First Reserve and GP X, the “Fund Entities”), and FR X Chart Holdings, LLC (“Chart Holdings”, and collectively with the Fund Entities, the “Reporting Persons”) to report the acquisition by Chart Holdings of 1,773,022 shares of Common Stock on August 25, 2006 pursuant to a stock dividend.
     First Reserve is the general partner of GP X. GP X is the general partner of Fund X. Fund X is the sole member of Chart Holdings. The Reporting Persons, by and through the holdings of Chart Holdings, directly own more than 5% of the issued and outstanding shares of Common Stock.
     Chart Holdings is a Delaware limited liability company formed for the purpose of making investments in the Issuer. Fund X is a Delaware limited partnership with a limited term of existence, the principal purpose of which is to make equity and equity related investments in companies engaged in various energy and energy related activities. GP X is a Delaware limited partnership, the purpose of which is to act as the general partner of certain investment partnerships, including Fund X. First Reserve is a Delaware corporation, the purpose of which is to act as the general partner of GP X.
     The principal business and office address of the Reporting Persons is One Lafayette Place, Greenwich, CT 06830.
     Information with respect to the executive officers and directors of First Reserve, including name, business address, present principal occupation or employment and the organization in which such employment is conducted, and their citizenship is listed on the attached Schedule I, which is incorporated in this Schedule 13D by reference.
     During the last five years, none of the Reporting Persons nor any executive officer or director of First Reserve has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     On August 2, 2005, Fund X and a wholly owned subsidiary corporation of Fund X (“Merger Sub”) entered into an agreement and plan of merger (the “Merger Agreement”) with the Issuer and certain of the Issuer’s then-existing stockholders (the “Former Shareholders”), pursuant to which (i) Merger Sub acquired the common stock of the Issuer held by the Former Shareholders; and (ii) Merger Sub was merged with and into the Issuer (items (i) and (ii), collectively, the “Initial Acquisition”). As a result of the Initial Acquisition (which closed on October 17, 2005), the Issuer survived the merger as a wholly-owned subsidiary of Chart Holdings (and thereby an indirect wholly-owned subsidiary of Fund X), with Chart Holdings owning the equivalent of 7,952,180 shares of Common Stock.
     The total consideration paid to effect the Initial Acquisition was $467.7 million, which amount includes $18.7 million of fees and expenses. Of this $467.7 million, approximately $111.3 million consisted of funds contributed by the partners of Fund X. The remainder of the consideration to finance the Initial Acquisition came from funds raised by the offering of the Issuer’s $170.0 million senior subordinated notes due 2015, and borrowings under the Issuer’s $240.0 million senior secured credit facility.
     On November 23, 2005, the Issuer granted a warrant to Chart Holdings to purchase up to 2,651,012 shares of Common Stock at a per share purchase price of $14.00 (the “Warrant Shares”). Chart Holdings exercised this warrant for all of the 2,651,012 Warrant Shares on May 18, 2006, and paid the Issuer an aggregate exercise price of $37.1 million. The source of funds for the acquisition of the Warrant Shares was funds contributed to Chart Holdings by the partners of Fund X.
     In connection with the Issuer’s initial public offering on July 25, 2006, the Issuer declared a stock dividend payable to the holders of record of the Issuer’s Common Stock issued and outstanding on July 25, 2006 (the “Record Date”). The payment of such stock dividend was contingent upon whether the underwriters in the Issuer’s initial public offering exercised their option to purchase up to an additional 1,875,000 shares of Common Stock (the “Over-Allotment Option”) on or prior to August 24, 2006 (the “Expiration Date”). The proceeds of any such shares sold from the Over-Allotment Option were intended to be paid to the stockholders as of the Record Date, but the underwriters did not purchase any of the 1,875,000 over allotment shares prior to the Expiration Date. On August 25, 2006, the Issuer distributed the stock dividend of 1,875,000 shares ratably to the holders of its Common Stock as of the Record Date. Chart Holdings received 1,773,022 shares of the Issuer’s Common Stock pursuant to this stock dividend.
Item 4. Purpose of Transaction
     The acquisitions of Common Stock by the Reporting Persons were undertaken for investment purposes. The Reporting Persons also intend to participate in and influence the affairs of the Issuer through exercise of their rights to appoint directors to the Issuer’s Board of Directors (pursuant to the Stockholder Agreement, described in Item 6) and through their voting rights with respect to all of their shares of Common Stock.
     The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price of and other market conditions relating to the Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations, the eventual liquidation of Fund X in accordance with its partnership agreement, and other factors deemed relevant, may decide to increase or decrease the size of their investment in the Issuer.

     Except as set forth in this Item 4, the Reporting Persons do not have any specific plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
     (a) As of August 25, 2006, the Reporting Persons (other than Chart Holdings, as noted below) beneficially owned an aggregate of 12,384,212 shares of Common Stock, constituting approximately 48.4% of the issued and outstanding shares of Common Stock (calculated in the manner set forth below).
     The 12,384,212 shares consist of 12,376,214 shares directly owned by Chart Holdings, and 7,998 aggregate shares of Common Stock underlying the 2,666 restricted stock units of the Issuer (“RSUs”) issued to each of Timothy H. Day, Ben A. Guill, and Kenneth W. Moore under the Issuer’s Amended and Restated 2005 Stock Incentive Plan. The Fund Entities (but not Chart Holdings) are entitled to a portion of the profits from the sale of such restricted stock units and any underlying shares of Common Stock, and may therefore be deemed to share beneficial ownership over such securities.
     The percentage of ownership set forth above is obtained (in accordance with Rule 13d-3(d)(1)(i)(D)) as follows:
•	with respect to the Fund Entities, by dividing (i) the 12,384,212 shares of Common Stock beneficially owned by such Reporting Persons; by (ii) 25,596,041 outstanding shares of Common Stock, comprised of (A) 23,713,043 shares of Common Stock outstanding as of August 18, 2006 (as indicated in the Issuer’s Form 10-Q filed on August 21, 2006); plus (B) 1,875,000 shares of Common Stock issued on August 25 2006 upon the stock dividend described in Item 3, above, plus (C) the 7,998 aggregate shares of Common Stock underlying the RSUs; and

•	with respect to Chart Holdings, by dividing (i) the 12,376,214 shares of Common Stock beneficially owned by Chart Holdings; by (ii) 25,588,043 outstanding shares of Common Stock, comprised of (A) 23,713,043 shares of Common Stock outstanding as of August 18, 2006 (as indicated in the Issuer’s Form 10-Q filed on August 21, 2006); plus (B) 1,875,000 shares of Common Stock issued on August 25 2006 upon the stock dividend described in Item 3.

•	The difference in the percentage ownership is minor: 48.38% for the Fund Entities, and 48.37% for Chart Holdings.
     (b) All of the Reporting Parties are controlled by First Reserve, and as a result of such control share the power to vote and dispose of all of the shares of Common Stock noted in item 5(a).
     (c) In addition to the transactions described in Item 3, the Fund Entities may be deemed to have acquired beneficial ownership of 7,998 shares of Common Stock underlying the 2,666 restricted stock units granted on July 25, 2006 by the Issuer under its Amended and Restated 2005 Stock Incentive Plan to each of Timothy H. Day, Ben A. Guill, and Kenneth W. Moore.
     (d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of dividends from, or the power to direct the receipt of proceeds of the sale of the Common Stock beneficially owned by the Reporting Persons.
     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
JOINT FILING AGREEMENT
     A Joint Filing Agreement dated September 5, 2006, by and among First Reserve GP X, Inc., First Reserve GP X, L.P., First Reserve Fund X, L.P., and FR X Chart Holdings, LLC, has been executed by the Reporting Persons, a copy of which is attached hereto as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.
STOCKHOLDER AGREEMENT
     FR X Chart Holdings, LLC and the Issuer are parties to a Stockholder Agreement dated July 25, 2006 (the “Stockholder Agreement”), pursuant to which Chart Holdings has certain (i) rights to designate between one and three director nominees of the Issuer, so long as Chart Holdings owns at least 10% of the Issuer’s outstanding Common Stock; (ii) rights to require the Issuer to register for sale any shares of Common Stock owned by Chart Holdings; and (iii) rights to include any shares of Common Stock owned by Chart Holdings into a registered offering initiated by the Issuer. The Stockholder Agreement also sets forth certain rights of the Reporting Persons and their affiliates with respect to corporate opportunities, limitation of liabilities, and activities potentially competing with the Issuer. A form of the Stockholder Agreement is filed as Exhibit 2 to this Schedule 13D and is incorporated herein by reference. The summary of the Stockholder Agreement is qualified in its entirety by reference to the text of Exhibit 2 hereto.
AMENDED AND RESTATED 2005 STOCK INCENTIVE PLAN
     Certain terms and conditions governing the 7,998 RSUs issued to Messrs. Day, Guill, and Moore are contained in the Issuer’s Amended and Restated 2005 Stock Incentive Plan (the “Stock Incentive Plan”). The Stock Incentive Plan is filed as Exhibit 3 to this Schedule 13D and is incorporated herein by reference. The summary of the Stock Incentive Plan is qualified in its entirety by reference to the text of Exhibit 3 hereto.
RESTRICTED STOCK UNIT AGREEMENT
     Certain terms and conditions governing the RSUs are contained in the Restricted Stock Unit Agreements under which such RSUs are issued (the “RSU Agreements”). A form of the RSU Agreements is filed as Exhibit 4 to this Schedule 13D and is incorporated herein by reference. The summary of the RSU Agreements is qualified in its entirety by reference to the text of Exhibit 4 hereto.

Item 7. Material to Be Filed as Exhibits
Exhibit 1.     Joint Filing Agreement of Schedule 13D.
Exhibit 2.     Stockholder Agreement dated July 25, 2006, filed by the Issuer with the Securities and Exchange Commission on July 11, 2006 as Exhibit 10.11 to the Issuer’s Registration Statement filed on Form S-1 (File No. 333-133254), and incorporated by reference herein as Exhibit 2 to this Schedule 13D.
Exhibit 3.     Amended and Restated Chart Industries, Inc. 2005 Stock Incentive Plan, filed by the Issuer with the Securities and Exchange Commission on July 11, 2006 as Exhibit 10.16 to the Issuer’s Registration Statement filed on Form S-1 (File No. 333-133254), and incorporated by reference herein as Exhibit 3 to this Schedule 13D.
Exhibit 4.     Form of Restricted Stock Unit Agreement, filed by the Issuer with the Securities and Exchange Commission on July 11, 2006 as Exhibit 10.22 to the Issuer’s Registration Statement filed on Form S-1 (File No. 333-133254), and incorporated by reference herein as Exhibit 4 to this Schedule 13D.

SIGNATURE
     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

FIRST RESERVE GP X, INC.

Date: September 5, 2006	By:	/s/ Anne E. Gold

		Name:	Anne E. Gold
		Title:	Assistant Secretary

FIRST RESERVE GP X, L.P.

	By:	First Reserve GP X, Inc., its General Partner

Date: September 5, 2006	By:	/s/ Anne E. Gold

		Name:	Anne E. Gold
		Title:	Assistant Secretary

FIRST RESERVE FUND X, L.P.

	By:	First Reserve GP X, L.P., its General Partner

	By:	First Reserve GP X, Inc., its General Partner

Date: September 5, 2006	By:	/s/ Anne E. Gold

		Name:	Anne E. Gold
		Title:	Assistant Secretary

FR X CHART HOLDINGS, LLC.

	By:	First Reserve Fund X, L.P., its sole member

	By:	First Reserve GP X, L.P., its General Partner

	By:	First Reserve GP X, Inc., its General Partner

Date: September 5, 2006	By:	/s/ Anne E. Gold

		Name:	Anne E. Gold
		Title:	Assistant Secretary

SCHEDULE I
The name, business address and present principal occupation or employment of each of the executive officers and directors of First Reserve GP X, Inc. (“First Reserve”) are set forth below. Each such person is a citizen of the United States (except for Mark A. McComiskey, who is a citizen of Ireland) and does not have any other principal occupation (outside of similar positions held with respect to other entities directly or indirectly managed or advised by First Reserve Corporation):

		Business
Name	Position with First Reserve	Address
Thomas R. Denison	Managing Director	(1)
Cathleen M. Ellsworth	Managing Director	(1)
Ben A. Guill	President, Managing Director, Director	(2)
John Hill	Vice Chairman, Managing Director	(1)
J.W.G. (Will) Honeybourne	Managing Director	(2)
Alex T. Krueger	Managing Director	(1)
William E. Macaulay	Chairman, CEO, Managing Director, and Director	(1)
Mark A. McComiskey	Managing Director	(1)
Kenneth W. Moore	Managing Director	(1)
Alan G. Schwartz	Managing Director	(1)
Thomas J. Sikorski	Managing Director	(3)
Jennifer C. Zarrilli	CFO and Director	(1)
(1) One Lafayette Place, Greenwich, CT 06830
(2) 600 Travis Street, Suite 6000, Houston, TX 77002
(3) 2nd floor, 68 Pall Mall, London, SW1Y 5ES, United Kingdom

Exhibit Index
Exhibit 1.     Joint Filing Agreement of Schedule 13D.
Exhibit 2.     Stockholder Agreement dated July 25, 2006, filed by the Issuer with the Securities and Exchange Commission on July 11, 2006 as Exhibit 10.11 to the Issuer’s Registration Statement filed on Form S-1 (File No. 333-133254), and incorporated by reference herein as Exhibit 2 to this Schedule 13D.
Exhibit 3.     Amended and Restated Chart Industries, Inc. 2005 Stock Incentive Plan, filed by the Issuer with the Securities and Exchange Commission on July 11, 2006 as Exhibit 10.16 to the Issuer’s Registration Statement filed on Form S-1 (File No. 333-133254), and incorporated by reference herein as Exhibit 3 to this Schedule 13D.
Exhibit 4.     Form of Restricted Stock Unit Agreement, filed by the Issuer with the Securities and Exchange Commission on July 11, 2006 as Exhibit 10.22 to the Issuer’s Registration Statement filed on Form S-1 (File No. 333-133254), and incorporated by reference herein as Exhibit 4 to this Schedule 13D.